Filed Pursuant to Rule 433

Registration No. 333-180488

Subject to Completion

Preliminary Term Sheet dated September 28, 2012

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factor” on page TS-6 of this term sheet and “Risk Factors” beginning on page S-13 of product supplement MITTS-5.

The estimated initial value of the notes at the time the terms of the notes are set will be less than the public offering price. See “Summary” on the following page, “Risk Factors” on page TS-6 of this term sheet and “Structuring the Notes” on page TS-11 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1) (2)	$10.000	$
Underwriting discount (1) (2)	$0.175	$
Proceeds, before expenses, to BAC	$9.825	$

(1)

For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.125 per unit, respectively.

(2)

For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.825 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

October    , 2012

Units

$10 principal amount per unit

CUSIP No.

Pricing Date* October , 2012

Settlement Date* November , 2012

Maturity Date* November , 2014

*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure

Maturity of approximately two years

Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure (the “Exchange Rate Measure”), which measures the value of an investment in the Chinese renminbi relative to the U.S. dollar

If the Chinese renminbi strengthens relative to the U.S. dollar, the Exchange Rate Measure increases, and if the Chinese renminbi weakens relative to the U.S. dollar, the Exchange Rate Measure decreases

[110% to 130%] participation in increases in the Exchange Rate Measure

1-to-1 downside exposure to decreases in the Exchange Rate Measure, with up to 10% of your principal at risk

All payments occur at maturity and are subject to the credit risk of Bank of America Corporation

No periodic interest payments

Limited secondary market liquidity, with no exchange listing market downside protection

Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November , 2014

Summary

The Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November     , 2014 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes are linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure (the “Exchange Rate Measure”), which measures the value of an investment in the Chinese renminbi relative to the U.S. dollar. If the Chinese renminbi strengthens relative to the U.S. dollar, the Exchange Rate Measure increases, and if the Chinese renminbi weakens relative to the U.S. dollar, the Exchange Rate Measure decreases.

The notes provide you with [110% to 130%] participation in increases in the Exchange Rate Measure. If the Exchange Rate Measure decreases, you may lose up to 10% of the principal amount of your notes. The amount you receive at maturity will be calculated based on the $10 Original Offering Price per unit and the performance of the Exchange Rate Measure. See “Terms of the Notes” below.

Payments on the notes depend on our credit risk and on the performance of the Exchange Rate Measure. The economic terms of the notes (including the Participation Rate) are based on the rate we would pay to borrow funds through the issuance of market-linked notes and the terms of certain related hedging arrangements. The implied borrowing rate for market-linked notes is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in borrowing rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the estimated initial value of the notes.

Due to these factors, the public offering price you pay to purchase the notes will be greater than the estimated initial value of the notes determined immediately at the time the terms of the notes are set. This estimated initial value is expected to be between $9.65 and $9.70 per unit. The estimated initial value will be calculated shortly before pricing and will be set forth in the final term sheet made available to investors in the notes. For more information about the estimated initial value and the structuring of the notes, see “Structuring the Notes” on page TS-11.

Terms of the Notes	Redemption Amount Determination

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Exchange Rate Measure:	The Chinese Renminbi/U.S. Dollar Exchange Rate Measure, which measures the value of an investment in the Chinese renminbi relative to the U.S. dollar, based upon the Exchange Rate.
Exchange Rate:	The number of Chinese renminbi for which one U.S. dollar can be exchanged.
Initial Exchange Rate:	The Initial Exchange Rate will be the Exchange Rate on the pricing date, as described on page TS-7.
Final Exchange Rate:	The Final Exchange Rate will be the Exchange Rate on the calculation day, as described on page TS-7.
Starting Value:	The Starting Value of the Exchange Rate Measure will be set to 100.00 on the pricing date, as described on page TS-7.
Ending Value:

The value of the Exchange Rate Measure on the calculation day, calculated based upon the Final Exchange Rate, as described on page TS-7. The calculation day is subject to postponement in the event of a Non-Publication Event, as described on page TS-7.

Base Value:	$10.00 per unit
Participation Rate:	[110% to 130%]. The actual Participation Rate will be determined on the pricing date.
Minimum Redemption Amount:	$9.00 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Calculation Day:	The fifth scheduled business day immediately prior to the maturity date.
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-11.
Calculation Agent:	Merrill Lynch Capital Services, Inc., a subsidiary of BAC

On the maturity date, you will receive a cash payment per unit determined as follows:

Currency Market Index Target-Term Securities®	TS-2

Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November , 2014

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement MITTS-5 dated August 8, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512344346/d393576d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-5. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the Exchange Rate Measure will increase from the Starting Value to the Ending Value. In other words, you anticipate that the Chinese renminbi will strengthen relative to the U.S. dollar from the pricing date to the calculation day.

▪	You are willing to risk a partial loss of principal and return if the Exchange Rate Measure decreases from the Starting Value to the Ending Value.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the implied borrowing rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪

You believe that the Exchange Rate Measure will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return. In other words, you anticipate that the Chinese renminbi will weaken relative to the U.S. dollar or that it will not sufficiently strengthen relative to the U.S. from the pricing date to the calculation day.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek a guaranteed return beyond the Minimum Redemption Amount.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Currency Market Index Target-Term Securities®	TS-3

Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November , 2014

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the notes, based upon a Participation Rate of 120% (the midpoint of the Participation Rate range of [110% to 130%]), and the Minimum Redemption Amount of $9.00 per unit. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on the Starting Value of 100, the Participation Rate of 120%, the Minimum Redemption Amount of $9.00 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Participation Rate, Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(1)		Total Rate of Return on the Notes
50.00		-50.00%	$9.00		-10.00%
70.00		-30.00%	$9.00		-10.00%
80.00		-20.00%	$9.00		-10.00%
90.00		-10.00%	$9.00	(3)	-10.00%
95.00		-5.00%	$9.50		-5.00%
99.00		-1.00%	$9.90		-1.00%
100.00	(2)	0.00%	$10.00		0.00%
105.00		5.00%	$10.60		6.00%
110.00		10.00%	$11.20		12.00%
115.00		15.00%	$11.80		18.00%
120.00		20.00%	$12.40		24.00%
125.00		25.00%	$13.00		30.00%
130.00		30.00%	$13.60		36.00%
135.00		35.00%	$14.20		42.00%
140.00		40.00%	$14.80		48.00%
145.00		45.00%	$15.40		54.00%
150.00		50.00%	$16.00		60.00%

(1)	The Redemption Amount per unit is based on the hypothetical Participation Rate.

(2)	The Starting Value will be set to 100.00 on the pricing date.

(3)	The Redemption Amount per unit will not be less than the Minimum Redemption Amount.

Currency Market Index Target-Term Securities®	TS-4

Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November , 2014

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80, or 80% of the Starting Value:

Starting Value:	100
Ending Value:	80

Redemption Amount (per unit) = the greater of (a) $10 –	[	$10 ×	(100.00 – 80.00)	]	= $8.00 and (b) $9.00 = $9.00 per unit
100.00

Example 2

The Ending Value is 95, or 95% of the Starting Value:

Starting Value:	100
Ending Value:	95

Redemption Amount (per unit) = the greater of (a) $10 –	[	$10 ×	(100.00 – 95.00)	]	= $9.50 and (b) $9.00 = $9.50 per unit
100.00

Example 3

The Ending Value is 130, or 130% of the Starting Value:

Starting Value:	100
Ending Value:	130

$10 +	[	$10 × 120% ×	(130.00 – 100.00)	]	= $13.60 Redemption Amount per unit
100.00

Currency Market Index Target-Term Securities®	TS-5

Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November , 2014

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-13 of product supplement MITTS-5, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified above under “Summary.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪

Depending on the performance of the Exchange Rate Measure as measured shortly before the maturity date, you may not earn a return on your investment and you may lose up to 10% of your principal amount.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, may be less than a comparable investment directly in the Chinese renminbi.

▪

The public offering price you pay for the notes will exceed their estimated initial value. The estimated initial value of the notes that will be provided in the final term sheet is an estimate only, calculated to reflect the costs and charges included in the notes and the implied borrowing rate at the time the terms of the notes are set, and is provided for informational purposes only. The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.

▪

A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their estimated initial value. This is due to, among other things, changes in the value of the Exchange Rate Measure, the implied borrowing rate we pay to issue market-linked notes, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-11. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪

Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in the U.S. dollar and the Chinese renminbi) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value of the notes and their return and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The return on the notes depends on the Exchange Rate Measure, which is affected by many complex factors outside of our control.

▪	The Exchange Rate could be affected by the actions of the governments of China and the United States.

▪	Even though currencies trade around-the-clock, the notes will not trade around-the-clock, and the prevailing market prices for the notes may not reflect the current Exchange Rate.

▪	Suspensions or disruptions of market trading in the Chinese renminbi and the U.S. dollar may adversely affect the value of the notes.

▪	The notes are payable only in U.S. dollars and you will have no right to receive any payments in Chinese renminbi.

▪	You should consider the tax consequences of investing in the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-57 of product supplement MITTS-5.

Additional Risk Factor

The exchange rate of the Chinese renminbi is currently managed by the Chinese government.

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi exchange rate would no longer be pegged to the U.S. dollar and would float within managed bands, which the People’s Bank of China resets daily.

The initial adjustment of the Chinese renminbi exchange rate occurred on July 21, 2005 and resulted in an approximate 2% revaluation from an Exchange Rate of 8.28 renminbi per U.S. dollar to 8.11 renminbi per U.S. dollar. As of September 20, 2012, the Exchange Rate was 6.3030 renminbi per U.S. dollar, as reported on Bloomberg L.P. On April 14, 2012, the People’s Bank of China announced that the daily trading price of the U.S. dollar against the renminbi in the interbank foreign exchange market will be allowed to float within a band of 1% (an increase from the prior band of 0.50%) around the central parity published by the People’s Bank of China, while the trading prices of the non-U.S. dollar currencies against the renminbi will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the price of a foreign currency such as the U.S. dollar traded against the renminbi in the interbank foreign exchange market before the opening of the market each working day, and will make it the central parity for trading against the renminbi on that working day. The People’s Bank of China has stated that it will make adjustments to the renminbi exchange rate band when necessary according to market, economic, and financial developments.

The People’s Bank of China has indicated that an upward revaluation in the value of the Chinese renminbi against the U.S. dollar may be allowed; however, no assurances can be given that this will occur. Despite the change in its exchange rate regime, the Chinese government continues to manage the valuation of the renminbi and, as currently managed, its price movements may not contribute significantly to either an increase or decrease in the value of the Exchange Rate Measure. However, further changes in the Chinese government’s management of the renminbi could result in a significant movement in the Exchange Rate. A decrease in the value of the renminbi relative to the U.S. dollar, whether as a result of a change in the Chinese government’s management of the renminbi or for other reasons, would result in a decrease in the value of the Exchange Rate Measure.

Currency Market Index Target-Term Securities®	TS-6

Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November , 2014

The Exchange Rate Measure

The notes are designed to allow investors to participate in the movement of the Exchange Rate Measure. If the Exchange Rate Measure increases from its Starting Value to its Ending Value (that is, the Chinese renminbi strengthens relative to the U.S. dollar), the notes provide upside participation at maturity.

The Exchange Rate Measure is designed to track the value of an investment in the Chinese renminbi relative to the U.S. dollar, based upon the Exchange Rate. The Exchange Rate will be the number of Chinese renminbi for which one U.S. dollar can be exchanged. Accordingly, an increase in the Exchange Rate means that the Chinese renminbi has weakened relative to the U.S. dollar (and the Exchange Rate Measure will decrease); a decrease in the Exchange Rate means that the Chinese renminbi has strengthened relative to the U.S. dollar (and the Exchange Rate Measure will increase).

The Starting Value of the Exchange Rate Measure will be set to 100 on the pricing date.

The Ending Value will equal:

100 +	[	100 ×	(	Initial Exchange Rate - Final Exchange Rate	)	]
Final Exchange Rate

The Initial Exchange Rate and the Final Exchange Rate will be the Exchange Rate as reported by Reuters Group PLC (“Reuters”) on page SAEC, or any substitute page thereto, at approximately 9:15 a.m. in Beijing, China, on the pricing date or calculation day, as applicable, subject to postponement as described below.

If the following events occur (each, a “Non-Publication Event”):

•	the Exchange Rate is not quoted on the applicable page indicated above on the pricing date (for purposes of determining the Initial Exchange Rate); or

•

the calculation agent determines that the scheduled calculation day is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or the Exchange Rate is not quoted on the page indicated above on the scheduled calculation day (for purposes of determining the Final Exchange Rate), then the calculation agent will determine the Initial Exchange Rate or the Final Exchange Rate, as applicable, on the next applicable business day on which the Exchange Rate is so quoted.

However, in no event will the determination of the Exchange Rate be postponed to a date (the “final determination date”) that is later than the close of business in New York, New York on the second scheduled business day following the pricing date (for purposes of determining the Initial Exchange Rate) or the close of business in New York, New York on the second scheduled business day prior to the maturity date (for purposes of determining the Final Exchange Rate).

If, following a Non-Publication Event and postponement as described above, the Exchange Rate remains not quoted on the final determination date, the Initial Exchange Rate or the Final Exchange Rate, as applicable, will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Initial Exchange Rate or the Final Exchange Rate on the applicable final determination date in a manner which the calculation agent considers commercially reasonable under the circumstances. In making its determination, the calculation agent may take into account spot quotations for the Exchange Rate and any other information that it deems relevant.

The final term sheet will set forth the Initial Exchange Rate and a brief statement of the facts relating to the determination of the Initial Exchange Rate as a result of a Non-Publication Event on the pricing date, if any.

Currency Market Index Target-Term Securities®	TS-7

Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November , 2014

Hypothetical Calculations of the Ending Value

Set forth below are two examples of hypothetical Ending Value calculations (rounded to two decimal places), based on a hypothetical Initial Exchange Rate of 6.3030, based on the Exchange Rate as reported on Bloomberg L.P. on September 20, 2012, and assuming hypothetical Final Exchange Rates as follows.

Example 1:

Hypothetical Initial Exchange Rate:	6.3030
Hypothetical Final Exchange Rate:	4.7273

In this case, the Chinese renminbi has strengthened relative to the U.S. dollar.

The hypothetical Ending Value would be 133.33, determined as follows:

Ending Value = 100 +	[	100 ×	(6.3030 – 4.7273)	]	= 133.33
4.7273

Example 2:

Hypothetical Initial Exchange Rate:	6.3030
Hypothetical Final Exchange Rate:	7.5636

In this case, the Chinese renminbi has weakened relative to the U.S. dollar.

The hypothetical Ending Value would be 83.33, determined as follows:

Ending Value = 100 +	[	100 ×	(6.3030 – 7.5636)	]	= 83.33
7.5636

Currency Market Index Target-Term Securities®	TS-8

Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November , 2014

Historical Data on the Exchange Rates

The following table shows the high and low daily Exchange Rates from the first quarter of 2007 through September 20, 2012. We obtained this historical data from Bloomberg, L.P. As described above, the Exchange Rate is expressed as the number of Chinese renminbi for which one U.S. dollar can be exchanged. As a result, the “High” values represent the weakest the Chinese renminbi was relative to the U.S. dollar for the given quarter, while the “Low” values represent the strongest the Chinese renminbi was relative to the U.S. dollar for the given quarter.

On September 20, 2012, the Exchange Rate was 6.3030 Chinese renminbi per U.S. dollar.

		High	Low
2007	First Quarter	7.8160	7.7269
	Second Quarter	7.7350	7.6151
	Third Quarter	7.6059	7.5036
	Fourth Quarter	7.5276	7.3037

2008	First Quarter	7.3041	7.0116
	Second Quarter	7.0185	6.8544
	Third Quarter	6.8792	6.8113
	Fourth Quarter	6.8872	6.8171

2009	First Quarter	6.8519	6.8270
	Second Quarter	6.8373	6.8192
	Third Quarter	6.8362	6.8259
	Fourth Quarter	6.8311	6.8233

2010	First Quarter	6.8339	6.8256
	Second Quarter	6.8333	6.7818
	Third Quarter	6.8108	6.6873
	Fourth Quarter	6.6917	6.6070

2011	First Quarter	6.6350	6.5483
	Second Quarter	6.5477	6.4634
	Third Quarter	6.4721	6.3781
	Fourth Quarter	6.3852	6.2950

2012	First Quarter	6.3390	6.2938
	Second Quarter	6.3705	6.2774
	Third Quarter (through September 20,2012)	6.3885	6.3030

Currency Market Index Target-Term Securities®	TS-9

Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November , 2014

The following graph shows the monthly historical values of the Exchange Rate Measure from January 1, 2007 through August 31, 2012, based upon historical Exchange Rates as of the end of each month. For purposes of this graph, the value of the Exchange Rate Measure was set to 100 as of December 31, 2006 and the value of the Exchange Rate Measure as of the end of each month is based upon the Ending Value as of the end of that month, calculated as described in the section “The Exchange Rate Measure” above. We obtained this historical data on the Exchange Rate from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

This historical data on the Exchange Rate Measure in the table and graph above is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the Exchange Rate Measure during any period set forth above is not an indication that the value of the Exchange Rate Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the values and trading pattern of the Exchange Rate.

Currency Market Index Target-Term Securities®	TS-10

Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November , 2014

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Exchange Rate Measure. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable estimated maturity and is generally lower by an amount ranging from 0.25% to 0.50% per annum (equivalent to $0.05 to $0.10 per unit) at the time we commence the offering of our market-linked notes. This generally relatively lower implied borrowing rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically reduces the estimated initial value of the notes at the time the terms of the notes are set.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Exchange Rate Measure and the $10 per unit Original Offering Price. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Exchange Rate Measure, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

The lower implied borrowing rate, the underwriting discount and the hedging-related costs and charges, reduce the economic terms of the notes to you and result in the estimated initial value for the notes (estimated at the time the terms of the notes are set) being less than the public offering price for the notes. For further information, see “Risk Factors — General Risks Relating to MITTS” beginning on page S-13 and “Use of Proceeds” on page S-28 of product supplement MITTS-5.

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Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November , 2014

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•

We intend to take the position that the “denomination currency” (as defined in the applicable Treasury regulations) of the notes is the U.S. dollar and, accordingly, we intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

•

Under this characterization and tax treatment of the notes, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule” with respect to a note without regard to cash, if any, received on the notes.

•

The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 1.2638% per annum (compounded semi-annually). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this term sheet. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on November 2, 2012 and were scheduled to mature on November 3, 2014. This tax accrual table is based upon a hypothetical projected payment schedule per $10.0000 principal amount of the notes, which would consist of a single payment of $10.2555 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
November 2, 2012 to December 31, 2012	$0.0207	$0.0207
January 1, 2013 to December 31, 2013	$0.1270	$0.1477
January 1, 2014 to November 3, 2014	$0.1078	$0.2555

Hypothetical Projected Redemption Amount = $10.2555 per unit of the notes.

▪

Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-57 of product supplement MITTS-5.

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Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due November , 2014

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

“Market Index Target-Term Securities®” and “MITTS®” are our registered service marks.

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